United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐     No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐      No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale announces alternative measures for holding its Meeting of Shareholders on 04/30/2020

Rio de Janeiro - March 30th, 2020 – Vale SA (“Vale”) has been following the evolution of the coronavirus outbreak (Covid-19) in Brazil and aiming to preserve the integrity of its employees, service providers and shareholders at the Annual Extraordinary and General Meetings’ (“AGM/E”), which will be held, cumulatively, on April 30th, 2020, the Company encourages the remote participation of shareholders as an option for in-person participation.

Remote Voting

Given the current scenario, Vale considers that remote voting, following CVM Instruction No. 481/09, is the safest and most accessible way for shareholders to exercise their voting rights in the resolutions included in the AGM/E agenda. Recalling that remote voting is done through the Distance Voting Ballot to be sent to Vale's depositary, custodians or directly to Vale.

In order to encourage the use of this form of voting, shareholders who choose to send the Distance Voting Ballot (BVD) directly to the Company may do so by submitting, by April 23, 2020, digitalized copies of the Ballot and relevant documents by e- mail to the address vale.ri@vale.com. Thus, it is not necessary to forward the original (physical) copy of the BVD and the relevant documents, provided that the referred BVD contains digital authentication of the shareholder or the legal representative, as the case may be.

For investment fund shareholders, the presentation of a single BVD per manager will be allowed, as long as the vote is identical for the funds represented, keeping the other documentation requirements.

Virtual Access

Vale will provide, on an exceptional basis, a digital platform for shareholders to join the meeting remotely and make their statements, which may be attached to the minutes, if requested. It should be noted that, due to the platform's limitations and the extensive and complex AGM/E agenda, virtual access will not allow voting through the platform. In this case, the shareholder must use the BVD, according to the rules applicable to this document.

Detailed information on the procedures and documentation required for shareholders' virtual access will be made available up to 15 days before the AGM/E with the publication of a new Notice to Shareholders.

In-person Participation

Even though Vale offers alternatives for remote participation, in compliance with current legislation, the Company will maintain the on-site realization of the AGM/E. Aware of the importance of preserving the integrity of the meeting's participants, Vale will have a minimum contingent of professionals and will adopt strict sanitary measures to mitigate risks of contagion, including, but not limited to, individual access and social distancing protocols.

Questions

Any questions or clarifications on the issues above may be resolved or obtained, as the case may be, by contacting the Investor Relations Department via email to vale.ri@vale.com.

Vale reaffirms its commitment to the safety of people and will keep its shareholders and the market informed about measures to preserve the health and well-being of the participants during its AGM/E.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

+55-21-3485-3900

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 30, 2020		Director of Investor Relations